SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): April 24, 2003

ENSTAR INCOME PROGRAM IV-3, L.P.
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

000-15686	**58-1648320**
(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Enstar Communications Corporation

12405 Powerscourt Drive, St. Louis, Missouri 63131
(Address of principal executive offices) (Zip Code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Items.

On April 24, 2003, Enstar Income Program IV-3, L.P. (the "Partnership") entered into a side letter amending an asset purchase agreement providing for the sale of its remaining cable systems to Telecommunications Management, LLC for a sale price of approximately $1,344,044 in cash, subject to closing sale price adjustments (the "Telecommunications Management Sale"). This sale is a part of a larger transaction in which the Partnership and nine other affiliated partnerships (which, together with the Partnership are collectively referred to as the "Selling Partnerships") would sell all of their remaining assets used in the operation of their respective cable systems to Telecommunications Management, LLC for a total cash sale price of approximately $15,341,600 (the Telecommunications Management Sale). The April 24, 2003 side letter amends the Asset Purchase Agreement and Deposit Escrow Agreement to extend the date of the second installment of the deposit to May 15, 2003 and the Outside Closing Date to September 30, 2003.

Closing of the Telecommunications Management Sale is subject to the approval of a majority of the holders of the Partnership's units and approval of the holders of the other Selling Partnerships. In addition, the transaction is subject to certain closing conditions, including regulatory and franchise approvals.

Item 7. Exhibits

Exhibit
Number   Description

2.1   Letter of Amendment, dated as of April 24, 2003, between Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar Vii, L.P., Enstar VIII. L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley and Telecommunications Management, LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Enstar Income/Growth Program Five-A, L.P. filed on April 25, 2003 (File No. 000-16779)).

2.2   Asset Purchase Agreement, dated November 8, 2002, by and among Telecommunications Management, LLC and Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar VII, L.P., Enstar VIII, L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley (Incorporated by reference to Exhibit 2.1 to the quarterly report of Form 10-Q of Enstar Income Program II-2, L.P. filed on November 12, 2002 (File No. 000-14505)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Enstar Income Program IV-3, L.P.

By: <u>Enstar Communications Corporation</u>
     its General Partner

By: <u>/s/ Paul E. Martin</u>
Name: Paul E. Martin
Title: Senior Vice President and Corporate Controller
(Principal Financial Officer and Principal Accounting
Officer)

Dated: April 25, 2003

Exhibit Index

Exhibit
Number   Description

2.1   Letter of Amendment, dated as of April 24, 2003, between Enstar Income Program II-2,
            L.P., Enstar Income Program IV-3, L.P., Enstar Income Program 1984-1, L.P., Enstar
            Income/Growth Program Six-A, L.P., Enstar Vii, L.P., Enstar VIII. L.P., Enstar X, L.P.,
            Enstar XI, L.P., Enstar IV/PBD Systems Venture and Enstar Cable of Cumberland Valley
            and Telecommunications Management, LLC (Incorporated by reference to Exhibit 2.1 to
            the current report on Form 8-K of Enstar Income/Growth Program Five-A, L.P. filed on
            April 25, 2003 (File No. 000-16779)).

2.2   Asset Purchase Agreement, dated November 8, 2002, by and among Telecommunications
            Management, LLC and Enstar Income Program II-2, L.P., Enstar Income Program IV-3,
            L.P., Enstar Income Program 1984-1, L.P., Enstar Income/Growth Program Six-A, L.P.,
            Enstar VII, L.P., Enstar VIII, L.P., Enstar X, L.P., Enstar XI, L.P., Enstar IV/PBD
            Systems Venture and Enstar Cable of Cumberland Valley (Incorporated by reference to
            Exhibit 2.1 to the quarterly report of Form 10-Q of Enstar Income Program II-2, L.P.
            filed on November 12, 2002 (File No. 000-14505)).